June 14, 2006	ATTORNEYS AT LAW

ONE DETROIT CENTER
500 WOODWARD AVENUE, SUITE 2700
DETROIT, MI 48226-3489
313.234.7100 TEL
313.234.2800 FAX
www.foley.com

WRITER'S DIRECT LINE
313.234.7107
yvanriper@foley.com EMAIL

CLIENT/MATTER NUMBER
058081-0113

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4569
Washington, DC 20549-4561

Attention:	Mr. Donald Walker Ms. Margaret Fitzgerald

Re:	CurrencyShares British Pound Sterling Trust (333-132361) (‘‘British Pound Sterling Trust’’)
CurrencyShares Australian Dollar Trust (333-132362)
CurrencyShares Canadian Dollar Trust (333-132262)
CurrencyShares Mexican Peso Trust (333-132367)
CurrencyShares Swedish Krona Trust (333-132366)
CurrencyShares Swiss Franc Trust (333-132364)

Ladies and Gentlemen:

We are writing to you on behalf of the CurrencyShares Trusts identified above (each, a ‘‘Trust’’), each sponsored by Rydex Specialized Products LLC d/b/a Rydex Investments (the ‘‘Sponsor’’).

We confirm that we have been advised by the Sponsor that the analysis employed by the Sponsor in determining the functional currency for the British Pound Sterling Trust, described in our letter dated May 8, 2006 (in response to comment number 19 in the comment letter of the staff of the Division of Corporation Finance dated April 17, 2006) is the same analysis used to determine the functional currency of each Trust. As such, the Sponsor has determined that the functional currency for CurrencyShares Australian Dollar Trust is the Australian Dollar, for CurrencyShares Canadian Dollar Trust is the Canadian Dollar, for CurrencyShares Mexican Peso Trust is the Mexican Peso, for CurrencyShares Swedish Krona Trust is the Swedish Krona and for CurrencyShares Swiss Franc Trust is the Swiss Franc.

Please contact the undersigned at (313) 234-7107 should you have any questions or comments.

Very truly yours,
/s/ Yvette M. VanRiper
Yvette M. VanRiper

cc: Joe Arruda

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